847838

02020541

EXECUTED COPY

RECD S.E.C.
MAR 1 2002
080

3-1-02

# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

## FOR MARCH 1, 2002

# REPSOL YPF, S.A.

**(Exact name of Registrant as specified in its charter)**

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

**Paseo de la Castellana, 278**
**28046 Madrid, Spain**
**(Address of principal executive offices)**

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X FORM 40-F___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

YES ___ NO X

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]*
*Not applicable*

**REPSOL YPF, S.A.**

**TABLE OF CONTENTS**

REPSOL YPF

# PREVIEW OF INCOME STATEMENT FOR FOURTH QUARTER 2001

| 4Q 2000 (II) | 4Q 2001 Before Adjustments (I) | 4Q 2001 After Adjustments | (%) Variation. I/II | 2001 RESULTS (Million euros) | Jan-Dec 2000 (II) | Jan-Dec 2001 Before Adjustments (I) | Jan-Dec 2001 After Adjustments | (%) Variation. I/II |
|---|---|---|---|---|---|---|---|---|
| | | | | Unaudited figures | | | | |
| 924 | 501 | 44 | (45.8) | NET INCOME before EXTRAORDINARY ITEMS and GOODWILL AMORTISATION | 3,268 | 2,629 | 2172 | (19.5) |
| 773 | 327 | -130 | (57.7) | NET INCOME before EXTRAORDINARY ITEMS | 2,701 | 1952 | 1,495 | (27.7) |
| 657 | 305 | -652 | (53.6) | NET INCOME | 2,429 | 1,982 | 1,025 | (18.4) |
| 1,638 | 1,017 | 766 | (37.9) | OPERATING INCOME | 6,242 | 5,171 | 4,920 | (17.1) |
| 1,670 | 1,216 | 1,216 | (27.2) | CASH – FLOW | 6,302 | 5,729 | 5,729 | (9.1) |
| | | | | euro per share | | | | |
| 0.63 | 0.27 | -0.11 | (57.1) | EARNINGS before EXTRAORDINARY ITEMS | 2.25 | 1.60 | 1.22 | (28.9) |
| 0.55 | 0.25 | -0.53 | (54.5) | EARNINGS | 2.03 | 1.62 | 0.84 | (20.2) |
| 1.37 | 1.00 | 1.00 | (27.0) | CASH – FLOW | 5.26 | 4.69 | 4.69 | (10.8) |
| | | | | | | | | |
| 1,220.5 | 1,220.8 | | | AVERAGE NO. OF SHARES (Million) | 1,198.1 | 1,220.8 | | |

## HIGHLIGHTS

- **In the fourth quarter 2001, Repsol YPF net income before extraordinary adjustments** relating to the situation in Argentina was euro305 million, and showed a 53.6% fall against fourth quarter 2000. Under these same terms, operating income was euro1,017 million, showing a year-on-year fall of 38%. Income before goodwill amortisation and extraordinary items would have been euro501 million.

- **The adjustments** for the crisis in Argentina, against income before tax and minority interests, amounted to euro1,288 million.

- In addition, the consequences of the devaluation of the Argentine peso against the dollar, and the impact on the company's assets in Argentina where the functional currency is the peso, have led the company to **write-off euro1,450 million as foreign currency translation adjustments**, included in Shareholders Equity on the Balance Sheet at December 31st 2001.

- **The company surpassed the 2001 average production target,** reaching 1,015,000 barrels of oil equivalent per day for the year 2001. On like-for-like terms, discounting the effect of asset sales and acquisitions, overall production in this last quarter 2001 was 10.1% higher than in the same quarter a year earlier

- **Net financial debt** at the close of 2001 was euro16,555 million, having dropped euro3,155 million in the quarter, of which 1,845 million euro are related to a preference share issue completed in december last.

- **Net proved oil and gas reserves** at December 31st 2001 were 5,606 million barrels of oil equivalent, showing a rise of 13.4% against the 4,942 million equivalent barrels at December 31st 2000. Of these proved reserves, 40.9% were liquids and 59.1% gas. The reserves replacement rate was 279% of annual production.

REPSOL YPF

## THE SITUATION IN ARGENTINA

On January 9th 2002, the government of Argentina passed Law no. 25.561 entitled "Law of Public Emergency and Reform of Currency Exchange Regulations", derogating the currency conversion regime of one Argentine peso to one USA dollar, and decreed a change in price regulations (Law no. 24.076) by converting tariffs previously charged in dollars directly into pesos, and forbidding their adjustment based on the USA PPI.

In addition, on February 3rd 2002, Decree Law no. 214/02 was promulgated, establishing that the Argentine economy be totally "pesified".

Lastly, on February 12th 2002, Decree Law 310/2002 on exports was passed, developing article 6 of Law 25.561, stipulating a 20% tax on crude oil exports, and a 5% tax on refined oil products.

As a result of the above, the company has made a series of provisions and write-offs against the 2001 income statements, and as foreign currency translation adjustments, as demanded by accounting regulations in Spain.

In order to give a clearer explanation of the effects of these adjustments on the 2001 statement of accounts, the following table gives a comparison of the company's income statement before and after same.

| euro million | 4Q 2001 | | | YEAR 2001 | |
|---|---|---|---|---|---|
| | BEFORE ADJUSTMT. | ADJUSTMT. | AFTER ADJUSTMT. | BEFORE ADJUSTMT. | AFTER ADJUSTMT. |
| **OPERATING INCOME** | **1,017** | **(251)** | **766** | **5,171** | **4,920** |
| E&P | 330 | (26) | 304 | 2,583 | 2,557 |
| R&M | 422 | (189) | 233 | 1,595 | 1,406 |
| CHEMICALS | (39) | (11) | (50) | (44) | (55) |
| G&P | 314 | (25) | 289 | 1,087 | 1,062 |
| Others | (10) | | (10) | (50) | (50) |
| FINANCIAL EXPENSES | (265) | (189) | (454) | (1,163) | (1,352) |
| INCOME FROM UNCONSOLIDATED AFFILIATES | 32 | (27) | 5 | 62 | 35 |
| GOODWILL AMORTISATION | (95) | | (95) | (323) | (323) |
| EXTRAORDINARY ITEMS | (35) | (821) | (856) | 44 | (777) |
| INCOME BEFORE TAX AND MINORITIES | 654 | (1,288) | (634) | 3,791 | 2,503 |
| TAXES | (153) | 232 | 79 | (1,220) | (988) |
| INCOME AFTER TAX AND BEFORE MINORITIES | 501 | (1,056) | (555) | 2,571 | 1,515 |
| MINORITIES | (196) | 99 | (97) | (589) | (490) |
| **NET INCOME** | **305** | **(957)** | **(652)** | **1,982** | **1,025** |
| **NET INCOME BEFORE EXTRAORD. ITEMS AND GOODWILL AMORT.** | **501** | **(457)** | **44** | **2629** | **2172** |

a) The company has set aside a provision before tax and minority interests of euro1,288 million against the 2001 income statement to combat the measures approved for the oil sector in Argentina:

- To cover possible non-payment contingencies which may arise from the economic situation in that country, a provision of euro251 million has been booked against the company's operating income;

- A provision of euro189 million has been made against financial expenses to compensate for an increase in the value of part of the debt contracted in dollars, in Argentina. A further provision of euro27 million has been set aside relating to unconsolidated affiliates;
- And a provision of euro821 million has been set up against extraordinary items to cover the new valuation of upstream assets in Argentina in response to the ceiling test (euro653 million), and to cover possible contingencies arising from the current situation (euro168 million).

b) In addition, in compliance with the regulations published by the Accounts and Auditing Institute (Instituto de Contabilidad y Auditoria de Cuentas) in Spain regarding the exchange rate to be applied as a result of the Argentine peso devaluation against the USA dollar for Spanish companies with interests in Argentina, the company has decided to use an exchange rate of 1.7 pesos to the dollar (producing an effective devaluation of 41.2%) for assets whose functional currency is the peso. This has implied an asset write-down, booked as foreign currency translation adjustments, of euro1,450 million on the company's Consolidated Balance Sheet. The previously mentioned adjustment would have been 1,920 million euros in the case of using an exchange rate as the one currently trading, of 2.20 pesos per US dollar.

Without these adjustments, fourth quarter 2001 operating income was 37.9% down on the equivalent in 2000, at euro1,017 million, and operating income for the whole of 2001 was 17.1% lower, at euro5,171 million.

Reported net income before adjustments in this last quarter 2001 was euro305 million, and for the whole of 2001 was euro1,982 million, in comparison to euro657 million for last quarter 2000, and euro2,429 million in the year 2000.

## 1. INTRODUCTION

### 1.1 Fourth quarter results

Net fourth quarter income before extraordinary items and goodwill amortisation was 95.2% down on the equivalent for 2000, at euro44 million. Quarterly operating income was euro766 million, in comparison to euro1,638 million in 2000, and cash flow in the fourth quarter 2001 was euro1,216 million.

As a result of the above detailed adjustments, attributable net results for the quarter gave a negative figure of euro652 million, as against a net income of euro657 million a year earlier. In euros per share, these went from euro0.55 in the fourth quarter 2000 to a negative euro0.53 in fourth quarter 2001. Quarterly cash flow per share fell from euro1.37 in last quarter 2000 to euro1.00 in the same quarter 2001.

There was a drop in Repsol YPF crude realization prices over the period, and a large cutback in refining margins, especially at Spanish refineries. In our case, apart from these circumstances affecting the oil sector as a whole, the economic crisis in Argentina had a negative impact by reducing the demand for oil products in that country. As in past quarters, marketing margins continued at normal levels. In chemicals, there was ongoing weakness in international margins, whereas the gas & power area would have continued to register income growth were it not for the adjustments on the income statement relating to the crisis in Argentina.

### 1.2 2001 results

2001 net income before extraordinary items and goodwill amortisation was 33.5% down on 2000, at euro2,172 million.

Accumulated operating income for the year was euro4,920 million, as against euro6,242 million in 2000, and cash flow was euro5,729 million in comparison to euro6,302 million a year earlier.

Attributable net income for the period was 57.8% down on 2000, at euro1,025 million. Earnings per share fell from euro2.03 in 2000 to euro0.84 euros in 2001. Cash flow per share, at euro4.69, dropped 10.8% from one year to the next.

Benchmark oil prices fell considerably over 2001, as did refining margins especially in Spain. By contrast, marketing margins maintained normal levels, following a slump lasting throughout 2000. In chemicals, results were affected by weak international margins, typical of the low cycle. Finally, income from the gas & power area continued to grow, mainly as a result of higher sales to the residential/commercial sector, the increase in customer base and the lower temperatures registered compared with the previous year.

### 1.3 Investments and divestments

Overall investment was euro4,456 million, of which euro154 million were spent on the acquisition from Pluspetrol of a 9.5% stake in Andina. Investment without this acquisition would have been euro4,302 million.

Divestments for the year amounted to euro1,237 million and were greater than initially estimated. As a result, the Company confronts the Argentine situation with higher financial flexibility.

### 1.4 Financial debt

From the end of the third to the end of the last quarter 2001, net financial debt fell from euro19,710 million to euro16,555 million.

The factors contributing to this sharp reduction in net debt, especially during the last quarter 2001, were mainly as follows:

- A net euro1,845 million preference share issue in December 2001. As these were perpetual and subordinated shares, they have been entered as minorities on the company's balance sheet.

- The agreement for sale on 18.55% of our stake in CLH has led to the de-consolidation of CLH financial debt (euro159 million), and the book value of the investment (euro48 million) has been entered as a current financial asset, pending registration of capital gains up to the date of sale, which is precisely today.

- The agreement for sale on exploration & production assets in Indonesia has similarly led to the reclassifying of the relevant book value, which has produced an impact of euro559 million on reported net debt.

- A reduction of euro883 million in working capital during the quarter, with the consequent positive effect on financial debt.

- Net cash flow for the quarter was euro1,216 million, and together with euro190 million from divestments, after applying euro1,265 million to finance investments, has been used to reduce financial debt by euro141 million.

- The depreciation of the dollar against the euro had a negative impact of euro480 million during the quarter.

Leverage at December 31st 2001, in terms of net debt to book capitalization, before provisions and write-offs to compensate for the Argentine peso devaluation, was 40.1%, in comparison to 46.9% at the close of the third quarter 2001, and 51.0% at the close of 2000. Following adjustments to the balance sheet in the fourth quarter, leverage was 42.9%.

Repsol YPF continues to give absolute priority to debt reduction, and together with other measures, plans to make divestments in the short term, including the sale by Gas Natural SDG of 65% of Enagas capital equity. The total budgeted divestments will aid in debt reduction by approximately euro2.5 billion.

REPSOL YPF

## 2.- ANALYSIS OF RESULTS FOR EACH BUSINESS AREA

### 2.1 EXPLORATION AND PRODUCTION

Unaudited figures

| FOURTH QUARTER | | | | JANUARY - DECEMBER | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | % VARIATION | | 2000 | 2001 | % VARIATION |
| 947 | 304 | (67.9) | OPERATING INCOME (euro million) | 3,864 | 2,557 | (33.8) |
| 1,019 | 1,017 | (0.2) | PRODUCTION (Kboepd) | 1,030 | 1,015 | (1.5) |
| 1,148 | 545 | (52.5) | INVESTMENTS (euro million) | 2,281 | 1,951 | (14.5) |

#### Fourth quarter results

Operating income for this quarter, at euro330 million, showed a fall of 65.1% against the fourth quarter 2000, and of 54.0% from the third to the fourth quarter 2001. This quarter there was a provision of euro26 million to cover a possible increase in non-payments in gas sales relating to the crisis in Argentina, giving a reported operating income of euro304 million. Fourth quarter 2000 income included accumulated production for the whole year 2000 from Trinidad & Tobago (euro46 million).

In last quarter 2001, the average price of Brent oil dropped to $19.4 per barrel, in comparison to $29.5 per barrel in the fourth quarter 2000, and the $25.3 per barrel registered in the third quarter 2001. The Repsol YPF crude realisation price averaged $16.87 per barrel, as against $27.83 per barrel in the fourth quarter 2000, and $22.9 per barrel in the previous quarter 2001. Average gas prices over the quarter were 5.9% lower than the 2000 equivalent.

Production during the quarter was 1,017,000 barrels of oil equivalent per day, similar to the level of 1,019,000 boepd in the fourth quarter 2000, but lower than the throughput of 1,065,000 boepd in the third quarter 2001 due to the seasonal fluctuation in southern hemisphere gas sales. On equivalent terms, that is, for the same asset holdings, overall production in the fourth quarter would have been 10.1% higher than the equivalent in 2000.

The production of oil and liquids was 665,500 barrels per day, showing a 3.4% quarterly increase from one year to the next. This larger throughput came mainly from increased production in Venezuela, Argentina (Chubut, Las Heras and Mendoza), Bolivia and Spain, and was particularly significant if we note that figures for 2001 did not include Santa Cruz I and II production in Argentina, and Egypt, which were included in 2000, whilst other changes in asset holdings balance out. On equivalent terms, oil and liquids rose 10.3%, with a 9.1% rise in Argentina, and 12.9% in other countries.

Turning to gas, there was a 55.9 million $m^3$ per day gas production (equivalent to 351,700 boepd), showing a 6.1% cutback in fourth quarter 2000 levels, which included the whole of 2000 production in Trinidad & Tobago. On like-for-like terms, gas output would have increased 9.8%, although in Argentina there was a 1.7% drop because a plentiful supply of hydropower meant less gas-fired electricity was produced, there was a 42% surge in production from the other countries. The largest increase was in Quiriquire (Venezuela), which already produced 7.3 million $m^3$ per day in December and is very close to the 7.8 million $m^3$ plateau.

## 2001 results

Operating income for 2001 was euro2,583 million, in comparison to euro3,864 million for the same period of 2000. Reported income was euro2,557 million as a result of the mentioned provisions against the quarterly income statement. Cumulative 2001 income included euro201 million of capital gains mainly on asset divestments in Egypt, whereas operating income for 2000 included euro301 million of capital gains from asset divestment in the UK.

The factors explaining year-on-year lower performance in the fourth quarter are also relevant to full year E&P results, and caused the Repsol YPF average crude realisation price to fall from $26.9 per barrel in 2000 to $21.9 per barrel in 2001. This situation was not fully offset by a higher production of liquids and a slight accumulated increase in gas selling prices at December.

Overall production for 2001 was 1,015,000 boepd, 1.5% down on the same period in 2000. On equivalent asset terms for 2001, the overall daily production average would have increased 1.9% from one year to the next, underpinned by a 5.8% rise in oil and liquids production, whilst gas production fell 4.2% in comparison to the 2000 equivalent. Consequently, the company fulfilled its commitment to produce more than one million equivalent barrels in 2001, despite the negative effect on gas production in Argentina of high summer temperatures and the economic crisis.

Net proved oil and gas reserves at December 31st 2001 were 5,606 million barrels of oil equivalent, showing a rise of 13.4% against the 4,942 million equivalent barrels at the end of 2000. The reserves replacement rate was 279% of annual production. The evolution of these figures results from a net increase of 664 million boe and a production of 370 million boe. Said increase is divided in: 191 million boe as a result of asset disposals and acquisitions, 542 million boes from the full consolidation of Andina (Bolivia), 42 million boe from revisions and 259 million boe from discoveries, extensions and improved recoveries.

These 5,606 million boe in reserves comprise 2,295 million barrels (40.9%) of liquids, and 526.5 bcm (59.1%) of gas.

From 1999 to 2001, finding costs have been $1 per boe, finding and development costs $2.75 per boe, and the lifting cost $2.46 per boe.

## Investments

At euro545 million, investment in this area fell 52.5% in comparison to fourth quarter 2000.

2001 investment in this area was euro1,951 million, falling 14.5% in comparison to 2000. This expenditure was mainly related to drilling and development, secondary recovery projects, and the construction of gas processing and treatment plants. In addition to investment in exploration and development operations, overall expenditure included euro154 million for the acquisition from Pluspetrol of a 9.5% stake in Andina.

66% of overall yearly investment went to development, mainly in Argentina (57%), Venezuela (15%), Bolivia (7%), Indonesia (7%) and Spain (4%).

## 2.2 REFINING & MARKETING

**Unaudited figures**

| FOURTH QUARTER | | | | JANUARY - DECEMBER | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | % VARIATION | | 2000 | 2001 | % VARIATION |
| 431 | 233 | (45.9) | OPERATING INCOME (euro million) | 1,323 | 1,406 | 6.3 |
| 12,924 | 13,183 | 2.0 | OIL PRODUCT SALES (Thousand tons) | 51,456 | 49,682 | (3.4) |
| 814 | 888 | 9.1 | LPG SALES (Thousand tons) | 3,230 | 3,245 | 0.5 |
| 461 | 320 | (30.6) | INVESTMENTS (euro million) | 1,256 | 877 | (30.1) |

**Fourth quarter results**

At euro422 million, fourth quarter 2001 operating income from this business area showed a year-on-year fall of 2.1%, and was 22.0% lower than in third quarter 2001. Reported income for this quarter included provisions of euro189 million for contingencies relating to a predictable increase in non-payments in Argentina and the loss in value of certain guarantees with customers following the devaluation of the Argentine peso against the dollar.

Performance in this business area was influenced by lower refining margins over the quarter and a reduction in demand from Argentina. On the other hand, marketing margins showed ongoing recovery, and continued at their usual levels for recent years.

At $2.69 per barrel, the company's refining margin index was lower than the $4.73 per barrel for 2000, and higher than the $2.49 registered in the third quarter 2001. The fourth quarter distillation level was 1.5 up on the third quarter 2001.

In Spain, sales to our own network rose 10.9% in the last quarter 2001, and gasoline and gas-oil sales (those with highest value added) rose 5%. In Argentina, the country's economic situation caused sales of gasoline and gas-oil to our own network to drop 15%.

LPG sales in Spain rose 1.5% with respect to fourth quarter 2000 because of cold weather in November and December. Margins were very much higher than a year earlier thanks to the time lapse in the maximum price formula, and lower international feedstock prices. In January 2002 the normal VAT rate of 16% replaced the 7% rate in force since October 1999.

Sales in Latin America posted a year-on-year growth of 31.7%, despite the crisis in Argentina, as a result of the incorporation of Chile (in January 2001) and Bolivia (October 2001). In fact, margins have narrowed because of the aforementioned crisis.

**2001 results**

Accumulated operating income for 2001 was euro1,595 million in comparison to euro1,323 million in 2000, showing a year-on-year rise of 20.6%. With the aforementioned adjustments, reported income was euro1,406 million.

As a result of the asset swap with Petrobras, the Group currently has an installed refining capacity of 1,176 thousand barrels per day, as REFAP consolidates by the equity method, whereas Eg3 consolidates globally.

The company's average refining margin indicators for 2001 were $0.34 lower per barrel, at $3.14 per barrel. Marketing margins per unit recovered in Spain and Latin America.

In Spain, gasoline and gas-oil sales to our own network rose 4.2% in comparison to the 2000 equivalent. In Argentina, sales were 8.5% lower, because of a marked fall in domestic consumption.

LPG sales in Spain dropped 6.5% in comparison to 2000, mostly because of competition from alternative energies such as natural gas and power. Margins were higher than in 2000 as a result of the new price ceiling formula for bottled LPG and lower international feedstock prices.

Sales in Latin America rose 17.6% despite Argentina's difficult economic situation, thanks to the incorporation of Chile (January 2001) and Bolivia (October 2001). Income in this area was boosted by cost savings and a good performance by businesses outside Argentina.

**Investments**

Investments for the fourth quarter 2001 were euro320 million, showing a year-on-year reduction of 30.6%.

2001 investments were mainly to increase conversion (as in the case of the Tarragona hydrocracker, due to go into service during 2002), improve energy efficiency at refineries, and strengthen the company's control over the service station network.

## 2.3 CHEMICALS

**Unaudited figures**

| FOURTH QUARTER | | | | JANUARY - DECEMBER | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | % VARIATION | | 2000 | 2001 | % VARIATION |
| 20 | (50) | (350.0) | OPERATING INCOME (euro million) | 152 | (55) | (136.2) |
| 729 | 846 | 16.0 | SALES OF CHEMICAL PRODUCTS (Thousand tons) | 2,812 | 3,375 | 20.0 |
| 117 | 37 | (68.4) | INVESTMENTS (euro million) | 268 | 218 | (18.7) |

### Fourth quarter results

In chemicals, there was a negative operating result of euro39 million in this area for the fourth quarter 2001, compared to a loss of euro13 million in the third quarter 2001, and an income of euro20 million in fourth quarter 2000. In this business area, provisions to compensate for an increase in non-payment because of the crisis in Argentina amounted to euro11 million, so there was a reported loss of euro50 million after such provisions.

Lower performance from the third to fourth quarters 2001 was the result of a sharp drop in demand growth following the September 11th events, affecting both base and derivative chemicals.

The year-on-year drop in income was again due to the slowing of demand growth, which led to lower production and base chemicals sales, and reduced the utilisation rate at derivative chemical plants, although the start up of production from new units increased overall sales of derivative chemicals.

Overall sales of petrochemical products were 846 thousand tons, showing a drop of 3% in comparison to third quarter 2001, and a rise of 16% over the equivalent period in 2000 (729 thousand tons) as a result of new production from recent units.

### 2001 results

In 2001, there was an operating loss of euro44 million in this business area, before the aforementioned provisions of euro11 million, showing a 128.9% fall against the equivalent figure for 2000. This lower performance was the result of a narrowing of international margins on base and derivative chemicals, and a slowdown in demand growth, especially after September 11th.

Total sales of petrochemical products were 20.0% up on 2000 aggregates, at 3,375 thousand tons, again because of new production as mentioned for the fourth quarter.

### Investments

Fourth quarter 2001 investments in chemicals totalled euro37 million, and were similar to those for the third quarter, and 68.4% lower than the 2000 equivalent.

2001 investments totalled euro218 million, showing a year-on-year fall of 18.7%. The main investment projects last year were the new 400,000 tons methanol plant at Plaza Huincul (Argentina), and the new polymeric polyol plant, which uses a very competitive continuous technology developed by Repsol YPF.

REPSOL YPF

## 2.4 GAS & POWER

Unaudited figures

| FOURTH QUARTER | | | | JANUARY - DECEMBER | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | % VARIATION | | 2000 | 2001 | % VARIATION |
| 299 | 289 | (3.3) | OPERATING INCOME (euro million) | 1,006 | 1,062 | 5.6 |
| 63,712 | 65,849 | 3.4 | GAS SALES (Million thermies) | 238,601 | 244,516 | 2.5 |
| 462 | 453 | (1.9) | INVESTMENTS (euro million) | 2,047 | 1,265 | (38.2) |

### Fourth quarter results

Fourth quarter 2001 operating income from the Repsol YPF gas and power area was euro314 million, and registered a 5.0% gain against the same period of 2000. Taking into account the adjustments relating to a provision of euro25 million to compensate for a foreseeable increase in non-payments in Argentina, reported operating income was euro289 million, showing a 3.3% fall in comparison to the 2000 equivalent. This performance was the result of lower income from international operations, as a consequence of the crisis in Argentina, which was not entirely offset by higher residential and commercial sales on the Spanish market.

Gas and power operations in Latin America generated a negative result of euro4 million in the last quarter 2001, and were much lower than in 2000. The main reasons for this drop were a cutback in gas sales to all sectors and the aforementioned provisions to cover increased non-payments in Argentina owing to the current economic situation. Higher sales in other countries in the region were unable to make up for this.

Repsol YPF sales of natural gas, which totalled 65,849 million thermies, and rose 3.4% in comparison to the fourth quarter 2000, are conducted by Gas Natural SDG in Spain and Latin America, and through the company's stake in the Argentine company, Metrogas.

We would like to highlight the following items relating to Gas Natural SDG activities in the fourth quarter 2001:

- 60,251 million thermies were sold in this quarter, posting a year-on-year rise of 3.9%.
- 15,028 million thermies of natural gas were sold to the residential and commercial sector, showing an 18% rise in comparison to equivalent 2000 figures. Higher sales figures had their origin in the addition of new customers and low temperatures in Spain during the quarter.
- In consolidated terms, Gas Natural distributes gas to 6,428,000 residential and commercial customers, showing an increase of 470,000 over the past twelve months. Of these, 300,000 were in Spain, 107,000 in Mexico, and the remainder in Colombia, Argentina and Brazil.
- 32,737 million thermies of natural gas were sold to the industrial sector, maintaining a similar level to figures for the last quarter 2000 (32,876 million thermies). In this case, higher sales in Brazil and Mexico compensated for lower sales in Spain and Argentina.

- Other Gas Natural SDG sales, at 12,485 million thermies, registered a 0.8% increase. In this caption, higher sales were the result of a rise in demand from power stations, which offset lower sales from trading.

Metrogas sales attributable to Repsol YPF in the residential and commercial sector were 8.5% up on fourth quarter 2000, at 1,263 million thermies. A further 4,335 million thermies were sold to the industrial and power station sector, where there was a year-on-year drop of 4.8%, resulting from a weak industrial environment. 878,000 customers are currently supplied through the holding in Metrogas.

**2001 results**

2001 operating income from the Repsol YPF gas and power area was euro1,087 million, and registered an 8.1% rise against the euro1,006 million obtained in the same period of 2000. Taking into account adjustments related to Argentina, reported operating income was 5.6% up on the 2000 equivalent, at euro1,060 million.

This improvement was mainly mainly result of higher sales to the residential/commercial sector, the increase in customer base and the lower temperatures registered compared with the previous year.

The liberalisation of the Spanish gas market has encouraged industrial customers to move from the regulated to the non-regulated market, where there has been a considerable increase over the year, reaching a total consumption of approximately 70 billion thermies, equivalent to 38% of the overall Spanish market, as opposed to the 16,000 million thermies consumed in 2000 (9% of the market). Gas Natural Comercializadora, S.A. gas sales in 2001 amounted to 56,275 million thermies to the non-regulated market, and represented over 80% of the liberalised market.

Total Repsol YPF sales for 2001 were 2.5% up on 2000 levels, and amounted to 244,516 million thermies. 218,775 million thermies were sold through Gas Natural SDG, and 25,741 million thermies via the stake in Metrogas.

In the power sector, the two power generation projects undertaken by the Gas Natural Group, for 400 MW in San Roque (Cadiz) and 400 MW in Sant Adrià de Besòs (Barcelona), are going ahead according to schedule and are expected to begin commercial operation during the first half of 2002.

With reference to power sales from the affiliate Gas Natural Comercializadora, S.A., at the close of 2001 this company held a liberalized market share of approximately 3%, having secured 1,085 contracts since it began to sell electricity in Spain at the end of 2000. Customers holding contracts at the present time represent an annualized consumption of around 2,008 GWh, and sales in 2001 reached 809 GWh.

As a result of the above, Repsol YPF has become the first independent agent selling power to operate on the Spanish energy market.

**Investments**

Investment in gas and power was euro453 million during the fourth quarter 2001, showing a fall of 1.9% against the fourth quarter 2000.

Expenditure over the whole of 2001 was euro1,265 million, 38.2% less than in 2000, and was mainly spent on developing natural gas transmission and distribution infrastructure in Spain and Latin America, and the construction of combined cycles and LNG plants.

## 2.5 CORPORATE AND OTHERS

This caption reflects corporate overheads not attributable to operating areas, and in this fourth quarter 2001 registered an expense of euro10 million.

There was an expense of euro50 million for the year 2001.

## 3.- FINANCIAL RESULT

Net financial expenses for the fourth quarter 2001 were euro454 million, in comparison to the equivalent of euro362 million in 2000. Last quarter 2001 included euro189 million in foreign currency translation adjustments relating to the dollar denominated debt, which finances assets in Argentina denominated in pesos, and other exchange differences on commercial operations amounting to euro45 million. Without these items, financial expenses directly relating to financial debt was euro259 million, in comparison to euro280 million in the third quarter 2001, and registered a fall of 7.5%.

The debt cost for the year was euro1,193 million, and registered a year-on-year drop of 14.7%.

## 4.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Net income from unconsolidated affiliates this quarter was euro5 million in comparison to euro19 million in the last quarter 2000. This figure includes a loss of euro27 million resulting from affiliates accounted by the equity method in Argentina and a profit of euro25 million derived from the REFAP refinery in Brazil after the Petrobras asset swap completed in the fourth quarter of 2001, and effective from January first 2001.

Accumulated net income for 2001 was euro35 million, in comparison to euro72 million a year earlier. Before the foregoing adjustments, 2001 net income was euro62 million.

## 5.- GOODWILL AMORTISATION

Goodwill amortisation for the fourth quarter 2001 was euro95 million, in comparison to euro74 million for the same quarter 2000, and euro76 million in the third quarter 2001. The main difference here was goodwill generated on the REFAP refinery deal, included for the first time this quarter, for euro18 million.

If all goodwill assigned to company reserves and other assets, therefore not included in this caption, were added here, overall amortisation in the fourth quarter 2001 would have been euro183 million, and euro690 million for the whole of 2001.

Following the adjustments made on the company's balance sheet to compensate for the crisis in Argentina, the Repsol YPF goodwill generated on the YPF acquisition and not assigned to assets will fall by euro618 million, and at the close of the year were euro3,422 million.

## 6.- EXTRAORDINARY ITEMS

There was an extraordinary expense of euro856 million in this quarter, of which euro821 million were generated as a result of the situation in Argentina, as mentioned throughout this quarterly report.

## 7.- MINORITY INTERESTS

Income attributable to minority shareholders for the fourth quarter 2001 was euro97 million, in comparison to euro126 million euros in the fourth quarter 2000. Before adjustments relating to Argentina, the aggregate for this caption was euro196 million in the fourth quarter.

The aggregate for this quarter included income from a coupon on the last two issues of preference shares made in 2001, which as mentioned on previous occasions, is entered under this caption.

## 8.- TAXES

The annual tax on profit, calculated before provisions and other adjustments relating to Argentina, was 32.2%. Deviation from the 34% estimated in previous quarters mainly arose from the approval of tax benefits conceded in Spain during December 2001.

The effective annual tax rate, after adjustments relating to Argentina, was 39.5%, as no fiscal impact at all was attributed to the majority of these provisions and write-offs.

## 9.- HIGHLIGHTS

We would like to draw attention to the following events that have arisen since our last quarterly report:

- In **Exploration and Production**, in January 2002, Repsol YPF reached an agreement with the Chinese company CNOOC Ltd. for the sale of its stakes in the South East Sumatra, Offshore North West Java (ONWJ), Poleng, Offshore West Madura and Blora blocks in Indonesia, where operations have been conducted since 1986. The price for the deal was euro662 million ($585 million). Once completed, the deal will be effective as of January 1st 2002, and includes a net production of around 70,300 boepd, 79.2% in oil and liquids, and 20.8% in gas. Through this divestment, the company progresses in its ongoing debt reduction programme, in place as a core strategic commitment.

  Repsol YPF retains important operations in Indonesia, operating the Jambi Merang block, where reserves of gas and condensate were recently discovered by two discovery wells in the Sungei Kenawang structure.

  In Libya, the exploration well "D1" found new oil in the NC-186 block of the Murzuq Basin. In production tests, a flow of nearly 2,300 barrels per day of 41% API oil was registered.

  In Venezuela, the company completed the final development stage of the Quiriquire field gas project, increasing production in December to 7.3 million $m^3$ of gas per day. The gas pipeline from Orocual to Jusepine was completed as part of this phase, and it is now possible to deliver the full amounts of gas sold to PVDSA.

  Repsol YPF has received a 10% stake in the Albacora Leste oil field in Brazil, as part of the asset swap with Petrobras, detailed below under Refining & Marketing.

  In Colombia, the find made by the Capachos-1 well in the Capachos block, in which Repsol YPF holds a 60% stake, is under appraisal, and in Trinidad & Tobago, the Red Mango 2 well in the Columbus offshore basin is also at the appraisal stage.

- In the **Refining & Marketing** business area, Repsol YPF and Petrobras closed the asset swap agreement between both companies on December 18th last in Rio de Janeiro, with effect as of January 1st 2002. The assets included in this swap were valued at over $1 billion, and each company exchanged assets valued at approximately $500 million.

  Under this agreement, Repsol YPF has received a 30% stake in the REFAP refinery in southern Brazil, with a refining capacity of 180,000 barrels per day; a network of some 240 service stations concentrated in the central, southeast and southern areas of Brazil, with sales of 480 million litres per year; and a 10% interest in the Albacora Leste oil field, holding reserves of around 1,300 million barrels of oil equivalent. As a result, Repsol YPF becomes the second refining company in the country, with a capacity of nearly 60,000 barrels per day, and considerably increases its marketing operations there.

  In addition, towards the end of November, Repsol YPF together with Cepsa and BP signed a purchase/sale commitment to the Canadian company Enbridge Inc. on 25% of CLH capital equity. Due diligence procedures requested by the buyer in relation to this deal concluded a few days ago, and no significant abnormalities or differences with respect to all the information presented by the sellers were detected. Consequently, the final contract will be signed precisely today, March 1st 2002.

  This sale is made in compliance with Royal Decree Law 6-2000 dated June 23rd on Urgent Measures to Increase Competition in Goods and Services Markets. One of the measures decreed in order to give access to new partners was a 25% ceiling on any individual holding in CLH capital equity, and a 45% ceiling on joint holdings by companies with refining capacity in Spain.

Also at the end of December last, CLH sold its 3.07% stake in Petronor to the BBK bank for euro52.5 million. CLH posted a considerable capital gain on this deal, which permitted the company to pay a dividend of 75 pesetas per share on December 31st 2001. The Board of Directors of CLH had previously approved a dividend of 260 pesetas per share against the 2001 income statement, effective as of December 28th. Both dividends have been fully paid out to current CLH shareholders.

- In **Gas & Power**, on February 15th 2002, the Spanish government passed three orders defining earnings on regulated activities in the gas sector, natural gas tariffs, and the tolls and canons for third party access to gas facilities. Repsol YPF believes that these regulations settle the doubts previously existing in this respect, laying the way open for a profitable development of the gas sector, and the sale of 65% of ENAGAS capital equity, which is expected to be completed in the coming months.

  Pacific LNG (PLNG), a consortium comprising Repsol YPF (37.5%), BG (37.5%) and Pan American Energy LLC (25%) signed a memorandum of understanding with Sempra Energy to negotiate the supply of liquefied natural gas (LNG) from Bolivia to northeast Mexico and southern California (U.S.A.), both of which are high growth markets, of strategic importance for Repsol YPF.

- In **Finance**, towards the end of 2001, Repsol YPF completed two successful issues, which have strengthened the company's financial structure, and placed us in a sound position to face the Argentine crisis. The first of these was a Eurobond issue for euro1,650 million in November 2001, and the second was a preference share issue for euro2 billion, which closed last December.

- Finally, the Repsol YPF Board of Directors approved a gross interim dividend against 2001 of euro0.21 per share. This is 10% higher than the interim dividend for 2000. Final dividend for 2001 will be decided in the forthcoming General Shareholders' Meeting, depending on how events progress.

Madrid, March 1st, 2002

REPSOL YPF

# FOURTH QUARTER 2001 RESULTS

# REPSOL YPF SUMMARISED INCOME STATEMENT

**(Million de Euros)**
(Unaudited figures)

| | QUARTERLY FIGURES | | | | | JANUARY - DECEMBER | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 4Q00 | 3Q01 | 4th Quarter 2001 | | | 2000 | 2001 | | |
| | | | Pre-Adjustments | Adjustments for Argentina Crisis | REPORTED | | Pre-Adjustments | Adjustments for Argentina Crisis | REPORTED |
| Operating income | 1.638 | 1.234 | 1.017 | (251) | 766 | 6.242 | 5.171 | (251) | 4.920 |
| Financial results | (362) | (323) | (265) | (189) | (454) | (1.300) | (1.163) | (189) | (1.352) |
| Equity on earnings of unconsolidated affiliates | 19 | 18 | 32 | (27) | 5 | 72 | 62 | (27) | 35 |
| Goodwill amortization | (74) | (76) | (95) | 0 | (95) | (270) | (323) | 0 | (323) |
| Extraordinary items | (179) | (22) | (35) | (821) | (856) | (419) | 44 | (821) | (777) |
| Income before income tax and minority interests | 1.042 | 831 | 654 | (1.288) | (634) | 4.325 | 3.791 | (1.288) | 2.503 |
| Income tax | (259) | (283) | (153) | 232 | 79 | (1.408) | (1.220) | 232 | (988) |
| Net income before minority interests | 783 | 548 | 501 | (1.056) | (555) | 2.917 | 2.571 | (1.056) | 1.515 |
| Minority interest | (126) | (116) | (196) | 99 | (97) | (488) | (589) | 99 | (490) |
| **Net income** | **657** | **432** | **305** | **(957)** | **(652)** | **2.429** | **1.982** | **(957)** | **1.025** |
| **Cash-flow after taxes** | **1.670** | **1.412** | **1.216** | **0** | **1.216** | **6.302** | **5.729** | **0** | **5.729** |
| Net income per share (1) | | | | | | | | | |
| * Euros/acción | 0,55 | 0,35 | 0,25 | -0,78 | -0,53 | 2,03 | 1,62 | -0,78 | 0,84 |
| * $/ADR | 0,51 | 0,32 | 0,22 | -0,70 | -0,48 | 1,89 | 1,45 | -0,70 | 0,75 |
| Cash-flow per share (1) | | | | | | | | | |
| * Euros/acción | 1,37 | 1,16 | 1,00 | 0,00 | 1,00 | 5,26 | 4,69 | 0,00 | 4,69 |
| * $/ADR | 1,28 | 1,06 | 0,89 | 0,00 | 0,89 | 4,92 | 4,18 | 0,00 | 4,18 |

(1) 4th quarter 2000 figures were calculated on 1,220.5 million shares. From January to December 2000, shares averaged 1,198 million shares
2001 figures were calculated considering 1,220,863,463 shares.

**EXCHANGE RATE USED:**
1,07 euro per dollar in 4T00
1,09 euro per dollar in 3T01
1,12 euro per dollar in 4T01

REPSOL YPF



# BREAK-DOWN OF REPSOL YPF OPERATING INCOME BY ACTIVITIES

**(Million Euros)**
(Unaudited figures)

| | QUARTERLY FIGURES | | | | | JANUARY - DECEMBER | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 4Q00 | 3Q01 | 4th Quarter 2001 | | | 2000 | 2001 | | |
| | | | Pre-Adjustments | Adjustments for Argentina Crisis | REPORTED | | Pre-Adjustments | Adjustments for Argentina Crisis | REPORTED |
| Exploration & Production (1) | 947 | 717 | 330 | (26) | 304 | 3.864 | 2.583 | (26) | 2.557 |
| Refining & Marketing (2) | 431 | 346 | 422 | (189) | 233 | 1.323 | 1.595 | (189) | 1.406 |
| Chemicals (3) | 20 | (13) | (39) | (11) | (50) | 152 | (44) | (11) | (55) |
| Gas & Power (4) | 299 | 197 | 314 | (25) | 289 | 1.006 | 1.087 | (25) | 1.062 |
| Corporate and others (5) | (59) | (13) | (10) | 0 | (10) | (103) | (50) | 0 | (50) |
| TOTAL | 1.638 | 1.234 | 1.017 | (251) | 766 | 6.242 | 5.171 | (251) | 4.920 |

# BREAK-DOWN OF REPSOL YPF OPERATING CASH-FLOW BY ACTIVITIES

**(Million Euros)**
(Unaudited figures)

| | QUARTERLY FIGURES | | | JANUARY-DECEMBER | |
|---|---|---|---|---|---|
| | 4Q00 | 3Q01 | 4Q01 | 2000 | 2001 |
| Exploration & Production (1) | 1.407 | 1.098 | 772 | 5.443 | 4.161 |
| Refining & Marketing (2) | 698 | 554 | 543 | 2.201 | 2.334 |
| Chemicals (3) | 45 | 22 | (2) | 229 | 99 |
| Gas & Power (4) | 397 | 309 | 436 | 1.414 | 1.524 |
| Corporate and others (5) | (57) | 16 | (14) | (31) | 16 |
| TOTAL | 2.490 | 1.999 | 1.735 | 9.256 | 8.134 |

(1) Includes Repsol Exploration an d YPF exploration activity. From 2001 includes Repsol YPF Brazil, previously a YPF affiliate

(2) Refining and marketing includes C.L.H., Repsol Petróleo, Petronor, Repsol Comercial de Productos Petrolíferos, CLH, La Pampilla Refinery and YPF. In 2000 it also included Eg3. From 2001 includes Repsol YPF Brazil, formerly a YPF affiliate. LPG activity is conducted by Repsol Butano, Solgas, Repsol YPF Gas and Duragas. From 2001 also includes Lipigas activity

(3) Includes base petrochemicals from Repsol Petróleo and Petronor plus derivative petrochemicals from Repsol Química, and YPF chemical activity.

(4) Includes Gas Natural Group and YPF.

(5) Includes Repsol YPF overheads

# BREAKDOWN OF OPERATING INCOME BY ACTIVITIES AND GEOGRAPHICAL AREAS

**(Million Euros)**
(Unaudited figures)

JANUARY - DECEMBER

| | SPAIN | | LATIN AMERICA | | | | OTHER COUNTRIES | | TOTAL | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2000 | 2001 | 2000 | 2001 | | | 2000 | 2001 | 2000 | 2001 | | |
| | | | | Pre-Adjustments | Adjustments for Argentina Crisis | REPORTED | | | | Pre-Adjustment | Adjustments for Argentina Crisis | REPORTED |
| Exploration & Production | 290 | (4) | 2.948 | 1.997 | (26) | 1.971 | 626 | 590 | 3.864 | 2.583 | (26) | 2.557 |
| Refining & Marketing | 1.144 | 1.167 | 160 | 405 | (189) | 216 | 19 | 23 | 1.323 | 1.595 | (189) | 1.406 |
| Chemicals | 147 | (41) | 2 | (3) | (11) | (14) | 3 | - | 152 | (44) | (11) | (55) |
| Gas & Power | 686 | 791 | 223 | 217 | (25) | 192 | 97 | 79 | 1.006 | 1.087 | (25) | 1.062 |
| Corporate and others | (103) | (50) | - | - | - | - | - | - | (103) | (50) | - | (50) |
| TOTAL | 2.164 | 1.863 | 3.333 | 2.616 | (251) | 2.365 | 745 | 692 | 6.242 | 5.171 | (251) | 4.920 |

QUARTERLY FIGURES

| | SPAIN | | | LATIN AMERICA | | | | | OTHER COUNTRIES | | | TOTAL | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 4Q00 | 3Q01 | 4Q01 | 4Q00 | 3Q01 | 4th Quarter 2001 | | | 4Q00 | 3Q01 | 4Q01 | 4Q00 | 3Q01 | 4th Quarter 2001 | | |
| | | | | | | Pre-Adjustments | Adjustments for Argentina Crisis | REPORTED | | | | | | Pre-Adjustment | Adjustments for Argentina Crisis | REPORTED |
| Exploration & Production | (28) | 9 | (2) | 786 | 508 | 259 | (26) | 233 | 189 | 200 | 73 | 947 | 717 | 330 | (26) | 304 |
| Refining & Marketing | 421 | 242 | 341 | 4 | 100 | 72 | (189) | (117) | 6 | 4 | 9 | 431 | 346 | 422 | (189) | 233 |
| Chemicals | 17 | (11) | (39) | 1 | (2) | 0 | (11) | (11) | 2 | - | - | 20 | (13) | (39) | (11) | (50) |
| Gas & Power | 225 | 82 | 274 | 37 | 96 | 21 | (25) | (4) | 37 | 19 | 19 | 299 | 197 | 314 | (25) | 289 |
| Corporate and others | (59) | (13) | (10) | - | - | - | - | - | - | - | - | (59) | (13) | (10) | - | (10) |
| TOTAL | 576 | 309 | 564 | 828 | 702 | 352 | (251) | 101 | 234 | 223 | 101 | 1.638 | 1.234 | 1.017 | (251) | 766 |

# BREAK-DOWN OF OPERATING REVENUES BY ACTIVITIES

**(Million Euros)**
(Unaudited figures)

| | QUARTERLY FIGURES | | | JANUARY-DECEMBER | |
|---|---|---|---|---|---|
| | 4Q00 | 3Q01 | 4Q01 | 2000 | 2001 |
| Exploration & Production (1) | 2.518 | 1.922 | 1.571 | 9.084 | 7.305 |
| Refining & Marketing (2) | 9.686 | 8.009 | 7.945 | 34.874 | 32.491 |
| Chemicals (3) | 673 | 619 | 501 | 2.445 | 2.355 |
| Gas & Power (4) | 1.639 | 1.274 | 1.609 | 5.430 | 5.900 |
| Adjustments and others (5) | (1.540) | (1.180) | (1.078) | (6.091) | (4.398) |
| **TOTAL** | **12.976** | **10.644** | **10.548** | **45.742** | **43.653** |

# BREAK-DOWN OF INVESTMENTS BY ACTIVITIES (*)

**(Million Euros)**
(Unaudited figures)

| | QUARTERLY FIGURES | | | JANUARY-DECEMBER | |
|---|---|---|---|---|---|
| | 4Q00 | 3Q01 | 4Q01 | 2000 | 2001 |
| Exploration & Production (1) | 1.148 | 444 | 545 | 2.281 | 1.951 |
| Refining & Marketing (2) | 461 | 170 | 320 | 1.256 | 877 |
| Chemicals (3) | 117 | 45 | 37 | 268 | 218 |
| Gas & Power (4) | 462 | 243 | 453 | 2.047 | 1.265 |
| Adjustments and others | 27 | 155 | (90) | 84 | 145 |
| **TOTAL** | **2.215** | **1.057** | **1.265** | **5.936** | **4.456** |

(*) Not including capitalized deferred expenses

(1) Includes Repsol Exploración and YPF exploration activity. From 2001 includes Repsol YPF Brazil, previously a YPF affiliate

(2) Refining and marketing includes Repsol Petróleo, Petronor, Repsol Comercial de Productos Petrolíferos, C.L.H., La Pampilla Refinery and YPF. In 2000 it also included Eg3. From 2001 includes Repsol YPF Brazil, previously a YPF affiliate. LPG activity is conducted by Repsol Butano, Solgas, Repsol YPF Gas and Duragas. From 2001 also includes Lipigas activity

(3) Includes base petrochemicals from Repsol Petróleo and Petronor plus derivative petrochemicals from Repsol Química, and YPF

(4) Includes Gas Natural Group and YPF.

(5) Mainly includes adjustments from intercompany sales.

# REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)
(Unaudited figures)

| | DECEMBER 2000 | DECEMBER 2001 | | |
|---|---|---|---|---|
| | | Pre-Adjustments | Adjustments for Argentina Crisis | REPORTED |
| | 40.585 | 41.401 | (2.378) | 39.023 |
| Long term financial assets | 217 | 309 | 0 | 309 |
| Cash and current investments | 2.058 | 4.231 | (44) | 4.187 |
| Other current assets | 9.559 | 8.788 | (868) | 7.920 |
| **TOTAL ASSETS** | **52.419** | **54.729** | **(3.290)** | **51.439** |
| Shareholders' equity | 15.143 | 16.945 | (2.407) | 14.538 |
| Provisions | 1.576 | 1.350 | 47 | 1.397 |
| Minority interests | 3.522 | 6.888 | (297) | 6.591 |
| Non interest bearing liabilities | 2.824 | 2.488 | (153) | 2.335 |
| Financial loans | 14.886 | 13.488 | 0 | 13.488 |
| Current financial debt | 7.187 | 7.642 | (79) | 7.563 |
| Other current liabilities | 7.281 | 5.928 | (401) | 5.527 |
| **TOTAL EQUITY / LIABILITIES** | **52.419** | **54.729** | **(3.290)** | **51.439** |

# REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS

(Million Euros)
(Unaudited figures)

| | 2000 | 2001 | 4th Quarter 2000 | 4th Quarter 2001 |
|---|---|---|---|---|
| **CASH-FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income | 2.429 | 1.025 | 657 | (652) |
| Adjustments to reconcile net income to net cash provided by operating activities | 3.135 | 3.294 | 819 | 868 |
| Net Provisions | 422 | 1.138 | 192 | 1.043 |
| Minority interest | 487 | 490 | 125 | 97 |
| Income from asset divestments | 7 | (302) | (1) | (117) |
| Deferred taxes and others | (178) | 84 | (122) | (23) |
| **SOURCES OF FUNDS** | 6.302 | 5.729 | 1.670 | 1.216 |
| Changes in working capital | (834) | (240) | 372 | 1.098 |
| | 5.468 | 5.489 | 2.042 | 2.314 |
| **CASH-FLOW FROM INVESTING ACTIVITIES** | | | | |
| Investments | | | | |
| Capital expenditures | (4.002) | (3.894) | (1.626) | (1.351) |
| Investments in intangible assets | (100) | (91) | (41) | (30) |
| Financial investments | (501) | (301) | (230) | 118 |
| Acquisition of shareholdings in consolidated subsidiaries | (1.333) | (170) | (318) | (2) |
| Total Investments | (5.936) | (4.456) | (2.215) | (1.265) |
| Capitalized deferred expenses | (182) | (361) | (75) | (233) |
| | (6.118) | (4.817) | (2.290) | (1.498) |
| Divestments | 265 | 1.237 | 166 | 190 |
| | (5.853) | (3.580) | (2.124) | (1.308) |
| **CASH-FLOW FROM FINANCING ACTIVITIES** | | | | |
| Loan proceeds and other long-term debt | 7.162 | 4.014 | 2.228 | 2.247 |
| Capital increase | 397 | - | 7 | - |
| Repayment of long term loans and other noncurrent liabilities | (1.339) | (1.075) | 186 | (78) |
| Variation in current financial assets | (5.203) | (7.055) | (2.094) | (5.177) |
| Subsidies received | 121 | 71 | 52 | 20 |
| Minority interest contributions | 16 | 3.002 | 9 | 2.002 |
| Provisions and others | 41 | 172 | 56 | 349 |
| Dividend paid | (783) | (1.121) | (312) | (425) |
| | 412 | (1.992) | 132 | (1.062) |
| Net change in cash and cash equivalents | 27 | (83) | 50 | (56) |
| Cash and cash equivalents at the beginning of the period | 334 | 361 | 311 | 334 |
| Cash and cash equivalents at the end of the period | 361 | 278 | 361 | 278 |

REPSOL YPF

## ANNEX I

# OPERATING HIGHLIGHTS

REPSOL YPF

## OPERATING HIGHLIGHTS

| OPERATING HIGHLIGHTS | UNIT | 2001 1Q | 2001 2Q | 2001 3Q | 2001 4Q | 2001 January-December | 2000 1Q | 2000 2Q | 2000 3Q | 2000 4Q | 2000 January-December | % Variation 2001/2000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| -HYDROCARBON PRODUCTION (1) | K Boed | 946 | 1.030 | 1.065 | 1.017 | 1.015 | 969 | 1.083 | 1.049 | 1.019 | 1.030 | -1,5% |
| .Production in Spain | K Boed | 8 | 3 | 7 | 7 | 6 | 11 | 10 | 10 | 11 | 11 | -42,5% |
| -Crude Oil | K Boed | 2 | 3 | 7 | 7 | 5 | 3 | 2 | 2 | 2 | 2 | 120,8% |
| -Gas | K Boed | 5 | 0 | 0 | 0 | 1 | 9 | 8 | 8 | 9 | 9 | -84,2% |
| .Production in Argentina | K Boed | 665 | 760 | 768 | 682 | 719 | 707 | 826 | 799 | 680 | 753 | -4,5% |
| -Crude Oil | K Boed | 424 | 445 | 458 | 449 | 444 | 435 | 439 | 425 | 425 | 431 | 3,0% |
| -Gas | K Boed | 241 | 315 | 310 | 233 | 275 | 272 | 387 | 373 | 255 | 322 | -14,5% |
| .Production other countries | K Boed | 273 | 267 | 290 | 328 | 290 | 250 | 247 | 240 | 329 | 267 | 8,6% |
| -Crude Oil | K Boed | 195 | 183 | 197 | 209 | 196 | 202 | 196 | 194 | 217 | 202 | -3,1% |
| -Gas | K Boed | 77 | 84 | 93 | 119 | 94 | 49 | 51 | 45 | 112 | 65 | 45,0% |
| -CRUDE OIL PROCESSED (2) | M toe | 12,5 | 12,3 | 13,0 | 13,2 | 51,0 | 12,5 | 13,6 | 12,6 | 14,1 | 52,7 | -3,1% |
| -Spain | M toe | 7,8 | 7,4 | 8,3 | 8,9 | 32,3 | 7,6 | 8,5 | 7,7 | 9,1 | 33,0 | -1,9% |
| -Argentina | M toe | 3,7 | 3,8 | 3,8 | 3,3 | 14,5 | 4,0 | 4,0 | 4,0 | 4,1 | 16,1 | -9,4% |
| -Other countries | M toe | 1,0 | 1,1 | 1,0 | 1,0 | 4,2 | 0,9 | 1,0 | 0,9 | 0,9 | 3,6 | 14,1% |
| -SALES OF OIL PRODUCTS (2) | Kt | 11.923 | 12.388 | 12.188 | 13.183 | 49.682 | 12.356 | 12.910 | 13.266 | 12.924 | 51.456 | -3,4% |
| .Sales in Spain | | | | | | | | | | | | |
| -Gasoline | Kt | 989 | 1.081 | 1.196 | 1.114 | 4.380 | 1.037 | 1.132 | 1.265 | 1.038 | 4.472 | -2,1% |
| -Gasoil/Kerosene | Kt | 3.864 | 3.587 | 3.537 | 3.941 | 14.929 | 3.777 | 3.664 | 3.670 | 3.887 | 14.998 | -0,5% |
| -Fueloil | Kt | 814 | 793 | 981 | 1.431 | 4.019 | 944 | 835 | 891 | 841 | 3.510 | 14,5% |
| -Others | Kt | 516 | 593 | 629 | 575 | 2.313 | 495 | 564 | 572 | 568 | 2.198 | 5,2% |
| .Sales in Argentina (3) | | | | | | | | | | | | |
| -Gasoline | Kt | 395 | 345 | 350 | 346 | 1.436 | 553 | 515 | 536 | 516 | 2.119 | -32,2% |
| -Gasoil/Kerosene | Kt | 1.368 | 1.444 | 1.323 | 1.251 | 5.386 | 1.654 | 1.825 | 1.845 | 1.791 | 7.115 | -24,3% |
| -Fueloil | Kt | 26 | 26 | 14 | 7 | 72 | 31 | 53 | 53 | 101 | 238 | -69,7% |
| -Others | Kt | 421 | 427 | 424 | 384 | 1.656 | 507 | 390 | 456 | 372 | 1.725 | -4,0% |
| .Other countries | | | | | | | | | | | | |
| -Gasoline | Kt | 727 | 1.193 | 1.027 | 1.204 | 4.150 | 881 | 1.181 | 1.116 | 834 | 4.012 | 3,4% |
| -Gasoil/Kerosene | Kt | 1.041 | 1.162 | 1.202 | 1.308 | 4.712 | 988 | 1.191 | 978 | 1.038 | 4.195 | 12,3% |
| -Fueloil | Kt | 1.341 | 1.268 | 991 | 1.056 | 4.656 | 1.076 | 1.093 | 1.187 | 1.297 | 4.653 | 0,1% |
| -Others | Kt | 422 | 468 | 517 | 566 | 1.973 | 413 | 467 | 699 | 641 | 2.220 | -11,1% |
| -SALES OF PETROCHEM. PROD. | Kt | 848 | 812 | 869 | 846 | 3.375 | 743 | 673 | 667 | 729 | 2.812 | 20,1% |
| .By geographical areas | | | | | | | | | | | | |
| -Spain | Kt | 291 | 279 | 293 | 286 | 1.148 | 287 | 269 | 273 | 282 | 1.111 | 3,3% |
| -Argentina | Kt | 83 | 151 | 229 | 168 | 632 | 107 | 97 | 98 | 90 | 393 | 60,9% |
| -Other countries | Kt | 475 | 382 | 347 | 392 | 1.595 | 349 | 307 | 295 | 357 | 1.308 | 22,0% |
| .By type of product | | | | | | | | | | | | |
| -Base petrochemicals | Kt | 190 | 161 | 170 | 191 | 712 | 225 | 193 | 209 | 191 | 818 | -12,9% |
| -Derivative petrochemicals | Kt | 658 | 651 | 699 | 655 | 2.663 | 518 | 480 | 458 | 539 | 1.994 | 33,6% |
| -SALES OF GAS. | | | | | | | | | | | | |
| .LPG | Kt | 926 | 772 | 659 | 888 | 3.245 | 977 | 770 | 669 | 814 | 3.230 | 0,5% |
| -Spain | Kt | 676 | 465 | 362 | 599 | 2.102 | 754 | 508 | 395 | 590 | 2.247 | -6,5% |
| -Argentina | Kt | 74 | 115 | 104 | 70 | 363 | 80 | 116 | 119 | 76 | 391 | -7,3% |
| -Other countries (4) | Kt | 176 | 192 | 193 | 220 | 780 | 143 | 146 | 155 | 148 | 592 | 31,8% |
| .NATURAL GAS | Mte | 61.485 | 59.978 | 57.204 | 65.849 | 244.516 | 61.308 | 56.220 | 57.361 | 63.712 | 238.601 | 2,5% |
| - Spain | Mte | 47.936 | 42.331 | 38.845 | 51.148 | 180.260 | 46.958 | 39.628 | 36.748 | 49.255 | 172.589 | 4,4% |
| - Argentina | Mte | 9.651 | 14.053 | 14.785 | 9.835 | 48.325 | 10.350 | 14.304 | 17.339 | 10.737 | 52.730 | -8,4% |
| - Other countries (5) | Mte | 3.898 | 3.594 | 3.573 | 4.866 | 15.931 | 4.000 | 2.288 | 3.274 | 3.720 | 13.282 | 19,9% |

(1) Net production. As of January 1st, 2001 new conversion factor for natural gas production was introduced (5.615 scf/boe) and 2000 figures have been adjusted for comparative purposes. Andina consolidates 100% production from January 1st, 2001.

(2) From January 1st, 2001 Eq3 is not included
(3) In this sheet, and for comparative purposes, 4th. Quarter 2000 accumulated sales have been determined discounting Eq3 sales. Figures obtained are: 1.622 Kt for gasolines, 5.916 Kt for gasoil/kerosene, 122 kt for fueloil and 1.617 kt for rest.
This implies the following variation in percentage terms 2001/2000 discounting Eq3 sales : -11.5 % for gasolines, -9.0% for gasoil/kerosene, -41.2% for fuel oil and 2.4% for rest
(4) In 1Q, 2Q, 3Q, 4Q of 2001, PMMA affiliates sales has been included
(4) Includes trading conducted by Repsol Butano and, from 1st January 2001, 45% of Lipigas (Chile) sales. Also includes, from 1st October, Bolivia sales
(5) From 1st June 2000 includes 42.7% of Metrogas sales in Mexico F.D., and from 1st September 2000 100% of those sales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: March 1, 2002

By: [signature]

Name: Carmelo de las Morenas

Title: Chief Financial Officer